

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 20, 2020

Peter Luo, Ph.D.
Chief Executive Officer
Adagene Inc.
4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 25125
People's Republic of China

      **Re:    Adagene Inc.**
              **Draft Registration Statement on Form F-1**
              **Exhibit Nos. 10.7, 10.8, 10.9 and 10.10**
              **Submitted September 22, 2020**
              **CIK No. 0001818838**

Dear Dr. Luo:

      You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

      Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

      We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

                        Sincerely,

                        Division of Corporation Finance

cc: Li He, Esq.